DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863
May 10, 2024

VIA EDGAR
==========
Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Spinnaker ETF Series; File Nos. 333-215942 and 811-22398

Dear Ms. Rossotto,
On February 22, 2024, Spinnaker ETF Series (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the Genter Capital Taxable Quality Intermediate ETF and Genter Capital Municipal Quality Intermediate ETF (each a “Fund” and, together, the “Funds”). On April 22, 2024, you provided oral comments to the Registration Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
Prospectus:
Summary – Genter Capital Taxable Quality Intermediate ETF
Comment 1. In “Principal Investment Strategies”, please disclose what is meant by the term “taxable quality” in the Fund’s name.
Response. The Registrant has revised the disclosure as requested.
Comment 2. In “Principal Investment Strategies”, please explain in plain English what the terms “maturity” and “duration” mean.
Response. The Registrant has revised the disclosure as requested.

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Comment 3. In “Principal Investment Strategies”, please explain how duration and maturity are considered with respect to the Fund’s goal of total return.
Response. The Registrant has revised the investment objective to be “~~total return~~ current income with limited risk to principal with a secondary objective of capital appreciation.”
Comment 4. In “Principal Investment Strategies”, please explain what “government mortgage passthrough securities” are.
Response. The Registrant has revised the disclosure as requested.
Comment 5. In “Principal Investment Risks – Inflation Index Bond Risk”, please explain what an inflation index bond is intended to do in the strategy.
Response. The Registrant has revised the disclosure as requested.
Comment 6. In “Principal Investment Risks – Credit Default Risk”, the disclosure mentions derivatives. Will the Fund use derivatives? If so, please add disclosure to the strategy. If not, please delete the reference to derivatives.
Response. The Registrant has revised the disclosure to remove the reference to derivatives.

Summary – Genter Capital Municipal Quality Intermediate ETF
Comment 7. In “Principal Investment Strategies”, please explain what “general obligation bonds” and “revenue bonds” are.

Response. The Registrant has revised the disclosure as requested.

Comment 8. In “Principal Investment Strategies”, please explain what premium or discount means in reference to municipal obligations.

Response. The Registrant has revised the disclosure as requested.

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Additional Information about the Funds’ Investment Objectives, Principal Investment Strategies, And Risks

Comment 9. In “Principal Investment Strategies” for the Genter Capital Taxable Quality Intermediate ETF, please disclose when the Fund will sell a security, in particular, will the Fund sell a security if it gets downgraded in quality.

Response. The Registrant has revised the disclosure as requested.

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If you have any questions or comments, please contact the undersigned at 404.736.7863.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle